UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

THE BUCKLE, INC.
(Exact name of registrant as specified in its charter)

Nebraska	001-12951	47-0366193
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

2407 West 24th Street, Kearney, Nebraska	68845-4915
(Address of principal executive offices)	(Zip Code)

Thomas B. Heacock or Kari Anne Nickman (308) 236-8491
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

TABLE OF CONTENTS

ITEM 1.01     Conflict Minerals Disclosure and Report

SIGNATURES

ITEM 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure:

(a)
The Buckle, Inc. ("Buckle") is a retailer of medium to better-priced casual apparel, footwear, and accessories for fashion-conscious young men and women. As of May 29, 2018, Buckle operated 455 retail stores in 43 states throughout the United States under the names "Buckle" and "The Buckle." Buckle markets a wide selection of mostly brand name casual apparel including denims, other casual bottoms, tops, sportswear, outerwear, accessories, and footwear. Buckle emphasizes personalized attention to its customers and provides customer services such as free hemming, free gift-wrapping, easy layaways, the Buckle private label credit card, and a guest loyalty program. Most stores are located in regional, high-traffic shopping malls and lifestyle centers, and this is Buckle's strategy for future expansion. The majority of Buckle's central office functions, including purchasing, pricing, accounting, advertising, and distribution, are controlled from its headquarters and distribution center in Kearney, Nebraska. Buckle’s men’s buying team is located in Overland Park, Kansas.

All references herein to “Buckle” refer to The Buckle, Inc. and its subsidiary, Buckle Brands, Inc.

Pursuant to the requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Buckle makes the following disclosures regarding its due diligence efforts and their results:

Buckle has conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding any conflict minerals that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by Buckle (“Conflict Minerals”) to determine whether any of those Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or are from recycled or scrap sources. In accordance with Buckle’s Conflict Minerals Policy, and in efforts to determine the mine or location of origin of its Conflict Minerals, Buckle’s suppliers were required to complete, based on the information each supplier was able to obtain from its own suppliers and factories, the Responsible Minerals Initiative’s Conflict Minerals Reporting Template.

Based on the results of Buckle’s RCOI conducted for calendar year 2017, Buckle has no reason to believe that its necessary Conflict Minerals, tin, tungsten and gold, originated in the Democratic Republic of the Congo or an adjoining country or may not be from scrap or recycled sources. As such, a Conflict Minerals report and independent private sector audit was not required.

(b)
The disclosure provided in this Form SD is publicly available on Buckle’s website at www.buckle.com. The information on Buckle’s website is not, and will not be, deemed to be a part of this Form SD or any other filing with the Securities and Exchange Commission unless Buckle expressly incorporates such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Buckle, Inc.

Date: May 29, 2018	By:	/s/ THOMAS B. HEACOCK
Name: Thomas B. Heacock
Title: Senior Vice President of Finance,
Treasurer and Chief Financial Officer